UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-KSB

(Mark One)

[**X**] Annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended **December 31, 2004**.

[ ] Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934 (*No fee required*) for the transition period from _____ to _____**.**

Commission file number: **000-28731**

OPENLIMIT, INC.
(Formerly Jure Holdings, Inc.)
(Name of Small Business Issuer in Its Charter)

Florida	**98-0211356**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

Zugerstrasse 76B, Baar Switzerland CH 6341

(Address of Principal Executive Offices)   (Postal Code)

011 41 41 560 1023

(Issuer's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Name of each Exchange on Which Registered
Common Stock (0.01 par value)	None

Check whether the registrant: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ✓   No __

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and if no disclosure will be contained, to the best of issuer's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB [__]

The registrant's total revenues for the year ended December 31, 2004 were $830,082.

The aggregate market value of the registrant's common stock, (the only class of voting stock), held by non-affiliates was approximately $24,331,562 based on the average closing bid and asked prices for the common stock on March 29, 2005.

On March 30, 2005 the number of shares outstanding of the registrant's common stock, $0.01 par value (the only class of voting stock), was 62,885,882.

TABLE OF CONTENTS

PAGE

PART I

Item 1.   Description of Business……………………………………………………………...3

Item 2.   Description of Property……………………………………………………………11

Item 3.   Legal Proceedings…………………………………………………………………11

Item 4.   Submission of Matters to a Vote of Security-Holders…………………………….11

PART II

Item 5.   Market for Common Equity and Related Stockholder Matters…………………….....11

Item 6.   Management's Discussion and Analysis...…………………………………………13

Item 7.   Financial Statements………………………………………………………………19

Item 8.   Changes in and Disagreements With Accountants on
           Accounting and Financial Disclosure…………………………………………….40

Item 8A.   Controls and Procedures……………………………………………………… 40

PART III

Item 9.   Directors and Executive Officers…………………………………………………....40

Item 10.   Executive Compensation…………………………………………………………..43

Item 11.   Security Ownership of Certain Beneficial Owners and Management…………………..44

Item 12.   Certain Relationships and Related Transactions…………………………………..44

Item 13.   Exhibits…………………………..………………………………………………..45

Item 14.   Principal Accountant Fees and Services.………………………………………….45

           Signature……………………………………………………………………………46

           Index to Exhibits…………………………………………………………………….47

ITEM 1.   DESCRIPTION OF BUSINESS

General

As used herein the term "Company" refers to OPENLiMiT, Inc., a Florida corporation and its subsidiaries and predecessors, unless the context indicates otherwise. The Company was incorporated under the laws of the State of Florida on September 12, 1989 as Thor Ventures Corp. On November 26, 2002, the Company changed its name to "Jure Holdings, Inc." as part of a process to restructure the corporation. On April 25, 2003, Jure Holdings, Inc. acquired OPENLiMiT Holding AG ("OPENLiMiT AG") a Swiss developer of digital signature and encryption software that are sold via an OEM (Original Equipment Manufacturer) and Direct Sales Strategy to consumers, businesses and public entities. The name of Jure Holdings was subsequently changed to OPENLiMiT, Inc. to reflect the acquisition and the new business focus.

Since the owners of OPENLiMiT AG obtained the majority of the outstanding shares of the Company through the acquisition, the acquisition was accounted for as a reverse merger or recapitalization of the Company and OPENLiMiT is considered the acquirer for accounting purposes. The narrative and consolidated financial statements herein include the operations of OPENLiMiT AG from January 1, 2002 through April 25, 2003, and the operations of the combined entity from April 25, 2003 through December 31, 2004.

The Company's principal executive offices are located at Zugerstrasse 76B, Baar Switzerland CH 6341 and its telephone number is 011 41 41 560 1023. The Company's registered statutory office is located at CorpDirect Agents, Inc. 103 N. Meridian Street, Lower Level, Tallahassee, FL 32301.

The Company currently trades on the Over the Counter Bulletin Board under the symbol "OPLM.OB".

Description of Business.

Overview

OPENLiMiT is a technology and marketing company. The focus of the products and product development is the application of electronic signatures and encryption, increasing the provability and security of electronic business transactions, workflow, communication processes and data.

OPENLiMiT has developed the first certified digital signature application software of its kind. Certified by the BSI (German Federal Office for Information Security) according to the international standard Common Criteria EAL 3+ and the German Digital Signature Laws and By-Laws (SigG and SigV), the OPENLiMiT SignCubes products are ready for world-wide distribution. With sales increasing in the existing markets of Germany, Switzerland and Austria, OPENLiMiT intends to pursue its global strategy and vision that every internet and intranet user world-wide comes into contact with the OPENLiMiT SignCubes products, on or offline.

The new IT-security field of digital signature applications benefits from legislative developments, pressures in the private and public sector to reduce costs by reducing the interruption in the electronic workflow and streamlining electronic processes, and an increased public awareness of the perils associated with data manipulation, phishing, and identity theft. These developments have recently led to great interest in the OPENLiMiT SignCubes products.

OPENLiMiT manages its international operations from its headquarters in Switzerland, the ideal location for the worldwide distribution of IT-security products. Utilizing a multi-channel distribution strategy of

OEM-Partners and Independent Representatives,

As of December 31st, 2004, the Company had several important OEM-Partners in Europe and the United States and a growing number of active Independent Representatives in its Direct Sales division. The Company continues to build on its two-channel strategy and expects to expand into other European Member States later this year.

Corporate Structure

The Company is the holding corporation for OPENLiMiT Holding AG which operates through wholly owned subsidiaries that are identified as follows:



OPENLiMiT SignCubes AG is the Company's management and consulting arm that holds the rights to the OPENLiMiT SignCubes software and enters into OEM-contracts. OPENLiMiT SignCubes GmbH is responsible for the continuing research and development of the Company's technology. OPENLiMiT

Access Marketing AG and its German subsidiary in Berlin, Germany, facilitate the distribution of the Company's products via Direct Sales. The OPENLiMiT Services GmbH provides call center and technical support services to the corporate group. OPENLiMiT Services AG provides management services for OPENLiMiT Card holders in Switzerland, Germany and Austria. OPENLiMiT Tower AG develops, manages and markets the Company's website.

Products

OPENLiMiT Package

The OPENLiMiT Package is an ideal out-of-the-box solution for the application of digital signature and encryption for the home and home-based business user. It comes with:

> a) **OPENLiMiT Card:** a smartcard featuring a cryptographic chip, containing your digital signature (i.e., your private key).
> b) **OPENLiMiT SignCubes Software:** makes electronic processes provable and secure.
> c) **ELO*office* Light**: a powerful document management software, allowing the archival of up to 250 documents.
> d) **OPENLiMiT SignCubes Adobe Plug-In**: permits the signing of Adobe PDF forms that have been authorized by the originator.
> e) **OPENLiMiT Card Reader or Card Reader with pinpad:** a card reader that allows you to use your OPENLiMiT® Card on any PC via USB or serial interface.

The OPENLiMiT Package is an affordable tool to enable legally valid electronic communications, usage of existing e-Government solutions (depending on the country, such as, electronic tax filings, communication with courts etc.) and protection of confidential data or emails.

OPENLiMiT Business

OPENLiMiT Business adds powerful tools to the OPENLiMiT SignCubes cornerstone software. It is targeted at small businesses up to 10 employees and may therefore be purchased as a single license or up to a ten user license bundle. It is available in different configurations. The full version contains the following elements:

> a) **OPENLiMiT Card:** a smartcard featuring a cryptographic chip, containing your digital signature (i.e., your private key).
> b) **OPENLiMiT SignCubes Software:** makes electronic processes provable and secure.
> c) **OPENLiMiT Batch Processor**: a powerful tool permitting the batch processing of electronic signatures, utilized, for example, to batch process electronic invoices with the digital signature, as may be required by law.
> d) **ELO*office***: a powerful document management software, allowing the set-up of up to 4 archives consisting of 100,000 documents each.
> e) **OPENLiMiT SignCubes Adobe Plug-In**: permits the signing of Adobe PDF forms that have been authorized by the originator.
> f) **Card Reader with pinpad:** a card reader that allows you to use your OPENLiMiT Card on any PC via USB or serial interface.

OPENLiMiT CA

OPENLiMiT has developed a Certification Authority Server. The OPENLiMiT CA generates advanced

certificates and may be implemented by any closed user group. Certificates for digitally signing files and emails, encrypting data and emails and certificates used for smartcard login are generated. The card personalization tool, allows the administrator to write the unique certificates to a smartcard. Additional administrative tools are also offered.

OPENLiMiT Transaction Module

OPENLiMiT has also developed a web-based transaction module. An online shopping portal can implement the OPENLiMiT Transaction Module, which enables the purchaser to digitally sign an online order, providing legal proof of purchase for both the vendor and customer. The module automatically verifies the signature online with the issuing trust center, providing the security that the purchaser is indeed who they claim they are. This minimizes the fraud potential of online purchases where a credit card holder could claim that their credit card information was stolen and used for the purchase fraudulently.

OPENLiMiT SignCubes Modules

•The **Viewer** serves as a secure display unit for documents before signing.
•The **Workflow** unites the most important tasks in an easy to use interface.
•The **SEM** manages the most important security features, such as smart card access and signature verification.
•The **CSP** enables the signing of e-mails in Microsoft Outlook or Microsoft Outlook Express.
•The **Shell Extension** provides easy access to signature and encryption functions from a Windows Explorer context menu.
•The **Web Components** offer smart card based login and signature functions on the web.
•The **OPENLiMiT Batch Signature** enables the user to quickly sign a stack of files in one go.
•The **OPENLiMiT Batch Processor** allows automatic processing of documents. Here, the user can choose to convert documents to TIFF files, to print them and to e-mail them.
•The **OPENLiMiT SignCubes Adobe Plug-in** enables signature creation and verification directly in Adobe Reader and Adobe Acrobat.

Digital Encryption and Digital Signatures

Digital security is obtained through a process known as encryption. The sender's software, utilizing a digital signature, will scramble sensitive data using a process known as "hashing". Hashing creates a "message digest". The message digest is then impossible for anyone but the desired recipient to read since the message digests cannot be restored to the original data from which it was created without the appropriate software application and digital signature. After a sender creates a message digest the data or signature is said to be encrypted.

Digital encryption requires a technical infrastructure in the form of Public/Private Keys, stored on a smartcard, a card reader and software. The software is known as Public Key Encryption (PKE), a system that uses two keys, a Private Key, used only by one individual (protected by a PIN code) and remains "private" on the smartcard, and a Public Key, which may be sent via email or downloaded and verified in

the central directory of the issuing certificate authority. Senders or receivers of encrypted data can determine whether any given person has been issued the appropriate Public Key to match any digitally signed document or encrypted data, by communicating with a trusted third party, known as a "certificate authority". The certificate authority is able to verify whether an individual is the owner of a specific Public Key. Each digital signature contains the signer's name, an associated certificate serial number and the name of the certificate authority used to verify the identification. Every time a digitally encrypted message is sent, the sender uses the Public Key of the recipient to encrypt the message. Additionally, the sender may choose to digitally sign the message, which proves authenticity and validates the sender's identity. The recipient of the message can verify the author's Public Key and then uses his/ her Private Key to decrypt the message. Digital signatures and the encryption of data can be used anywhere, but for the system to work, authentication of any given identity is necessary.

Before obtaining a Public Key and a Private Key, individuals must first complete an application form to prove their identity. The form is then sent to a certificate authority for processing. Should the certificate authority approve the application form, a unique Public Key and a Private Key pair are generated. The Public Key identification is made available to any party on request through the certificate authority's directory. The Private Key remains known only to the owner of the identification, i.e., it is securely stored on the individual's smartcard.

Each OPENLiMiT Card holder obtains a Public and a Private Key by email from T-Telesec Trust Center, a division of T-Systems International GmbH, the Company's third party certificate authority. Before personalizing their OPENLiMiT Card, the cardholder must install the OPENLiMiT Card Reader on the USB or serial port of their computer. Upon receipt of the email, the OPENLiMiT Card holder personalizes their OPENLiMiT Card with the unique Public and Private Keys issued by the trust Center, securing them with a PIN. The cardholder confirms the personalization of their OPENLiMiT Card electronically and the digital signature is activated.

Original Equipment Manufacturer (OEM) Sales

Revenue is derived from the sale of the Company's OEM products. OEM Partners market software solutions, targeting mainly businesses and the public sector. The modular software may be integrated in existing IT-Infrastructures or modules are licensed for the integration in stand-alone software solutions for third party sellers. The Company's core software, the OPENLiMiT SignCubes Software, has been certified according to Common Criteria EAL 3+ and the German Digital Signature Laws and By-Laws by the German Federal Office for Information Security.

This has given the Company a strong competitive advantage and has led to great interests in its products. As a result, several leading IT-companies in Europe and the United States have become OEM-partners of the Company to meet the augmented demand of digital signature solutions, driven by legislative developments and security concerns. OEM-Partners are chosen based on their market potential. The OEM-Partners market the integrated products or the OPENLiMiT SignCubes stand-alone products or modules through their available distribution channels, including online webshops, retail stores or IT-projects, requiring the integration of digital signature components.

OEM-Partners receive a volume discount on suggested retail prices of products and modules. Large scale projects are priced individually. Because the Company has been able to amass experience and technical know-how, it also provides many services to its OEM-Partners in the form of certification facilitation, integration and the on-going development of modules based on market demand.

Distribution, Revenue and Associate Compensation

The Company also distributes its products through a Direct Sales Strategy. The Company believes this to be an effective form of marketing as it enables person-to-person education, which is most often difficult to realize through traditional distribution channels. Further, Direct Sales appeals to a broad cross-section of people, particularly those seeking to supplement their income, start a home-based business, or pursue entrepreneurial opportunities. The compensation program and monthly associate incentive payments are necessary components of the Company's Direct Sales Strategy. A person who wishes to sell OPENLiMiT products to consumers and small businesses joins the Company as an independent sales person or Representative by completing an application under the sponsorship of an already engaged Independent Representative, who may have already joined the Company's program at a conference or other event. The new Independent Representative then becomes part of the sponsoring Representative's downline sales organization. New Representatives sign a written contract with an agreement to adhere to all of OPENLiMiT's policies and procedures.

The Company derives revenue from multiple sources related to the sale of products and services via Independent Representatives to consumers. New Representatives are required to purchase a starter kit that includes a comprehensive set of tools to be used in marketing the Company's products. Many Representatives also purchase the Company's products for personal use in order to more effectively market the products. Representatives may purchase several products for personal use or retail at wholesale pricing, the most common being, the OPENLiMiT Package or OPENLiMiT Business. The Company also derives monthly revenue from those Independent Representatives that opt for the OPENLiMiT Success Web Suite, an internet based communications instrument. The OPENLiMiT Success Suite monitors and analyzes sales activities generated from a Representative's downline. Additional products and sales materials are also available for purchase.

The Company's compensation plan provides three different ways in which Independent Representatives can earn compensation.

1.   Representatives can purchase OPENLiMiT packages at wholesale prices from the Company and then sell the package forward to customers at a higher retail prices with a profit margin of between 12.5 and 36.5 percent.

2.   Representatives can earn overrides on commissionable products on personal sales activity and the sales activity of their downline sales organizations.

3.   Representatives can participate in a leadership bonus pool based on certain performance requirements.

Commission payments to Representatives are paid monthly.

The Company permits product returns for full credit for a period of fourteen (14) days. Independent Representatives are then reimbursed by the Company or the products are exchanged upon receipt of the proper documentation.

Government Regulation

The Company's internet security products are governed by Directive 1999/93/EC of the European Parliament and of the Council of December 13, 1999 on a Community Framework for Electronic Signatures. The stated aim of this Directive is to facilitate the use of electronic signatures as a means to encourage commerce within the European Union. Directive 1999/93/EC does not however attempt to harmonize the electronic signature laws of the European Union states but rather leaves the responsibility of effecting Directive 1999/93/EC with the individual member states. Further to Directive 1999/93/EC, most European Union Countries have passed Digital Signature Laws. Austria's Electronic Signature Act came into force on January 1, 2000, making it the first EU-Member Country to implement the Directive. Germany passed the Signature Act in May of 2001, which provides that digital signatures are the legal equivalent of conventional hand written signatures. Switzerland, although not a part of the EU, passed their Signature Act based on the EU-Directive on January 1, 2005.

The Company's Network Marketing Strategy is governed by Council Directive of December 20, 1985 85/577/EEC which provides for the protection of consumers in situations where contracts are negotiated away from business premises. The implementation of Directive 85/577/ECC is left to European member states on a national basis. Direct sales are considered in Switzerland through consumer oriented legislation. Chief among this legislation is that governing door to door sales (Reisendengewerbegestez) and lottery sales (Lotterien und die gewerbsmassigen Wetten, July 8, 1924 und Verordhnungen).

The Company believes it is in compliance in all material respects with all laws, rules, regulations and requirements that affect its business. Further, the Company believes that compliance with such laws, rules, regulations and requirements does not impose a material impediment on its ability to conduct business.

Competition

The European direct sales market is fragmented and very competitive. The Company competes for potential purchasers of its products and for independent sales associates with competitors such as retail outlets, distributors, e-commerce points of sale, and other direct sales organizations. Many of these competitive businesses are significantly larger than the Company with substantially greater resources and operating histories. Nonetheless, the Company does not believe that it has a direct competitor offering products similar to those offered by the Company and that the progressive implementation of its OEM and Direct Sales marketing program will enable future success. However, the Company can offer no assurance that it will be successful in competing with existing and emerging direct sales organizations or that its technological advancements in connection with internet security will remain at the forefront of secured transactions over the internet.

The Company believes that it has certain distinctive competitive advantages over all or many of its competitors that have enabled it to build its business. Key to the Company's competitiveness is its reliance on the proprietary technology incorporated into the OPENLiMiT package and others. The certification of the OPENLiMiT SignCubes Software according to EAL 3+ is another competitive advantage that has resulted in the attraction of leading IT-Companies wishing to secure their role in the digital signature market.

Personnel can have a significant impact on the competitive nature of any business. The Company employs a dedicated staff of professionals with substantial expertise in technology development and marketing on an international basis. The commitment of these individuals to excellence in product development, quality assurance and marketing in concert with hands on customer service provides the Company with a competitive advantage over less professional organizations involved in product development and marketing.

While focusing on developing its stated competitive advantages, the Company is also considering the expansion of its product offerings into new markets. The Company is currently involved in developing and marketing its products in three countries and expects to expand that number with expansion into other countries within the European Union, the United States and Asia.

Employees

The Company currently has 25 full time employees and 1,640 independent sales associates. Company management expects to continue to use consultants, attorneys, and accountants as necessary, to complement services rendered by its employees.

Reports to Security Holders

The Company is not required to deliver an annual report to security holders and will not voluntarily deliver a copy of the annual report to the security holders. Should the Company choose to create an annual report, it will contain audited financial statements. The Company files all of its required information with the Securities and Exchange Commission ("Commission").

The public may read and copy any materials that are filed by the Company with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The statements and forms filed by the Company with the Commission have been filed electronically and are available for viewing or copy on the Commission maintained Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address for this site can be found at www.sec.gov.

ITEM 2.   DESCRIPTION OF PROPERTY

The Company currently maintains its offices at Zugerstrasse 76B, Baar Switzerland CH 6341. The office space is comprised of 2,554 square feet for which the Company pays the equivalent of $ 4,447 on a monthly basis. The office lease is due to expire in 2005, but can be renewed. The Company also maintains two offices at Saarbrueckerstrasse 36a D 10405 Berlin, Germany. The German office space totals 5932 square feet for which the Company pays the equivalent of $ 8,170 on a monthly basis. The

office lease is due to expire in 2008. The Company does not believe that it will need to obtain additional office space at any time in the foreseeable future.

ITEM 3.   LEGAL PROCEEDINGS

The Company is currently not a party to any legal proceedings.

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the period covered by this report.

PART II

ITEM 5.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is quoted on the Over the Counter Bulletin Board, a service maintained by the National Association of Securities Dealer, Inc. under the symbol, "OPLM.OB". Trading in the common stock in the over-the-counter market has been limited and sporadic and the quotations set forth below are not necessarily indicative of actual market conditions. Further, these prices reflect inter-dealer prices without retail mark-up, mark-down, or commission, and may not necessarily reflect actual transactions.

YEAR	QUARTER ENDING	HIGH	LOW
2004	December 31	$0.73	$0.42
	September 30	$0.89	$0.41
	June 30	$1.01	$0.60
	March 31	$1.01	$0.75
2003	December 31	$0.95	$0.64
	September 30	$1.11	$0.70
	June 30	$0.95	$0.51
	March 31	$1.17	$0.03

Record Holders

As of March 30, 2005, there were approximately 88 shareholders of record holding a total of 62,885,882 shares of common stock. The members of the board of directors believe that the number of beneficial owners is substantially greater than the number of record holders because a portion of our outstanding common stock is held in broker "street names" for the benefit of individual investors. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of

stockholders. Holders of the common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Dividends

The Company has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the board of directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company's ability to pay dividends on its common stock other than those generally imposed by applicable state law.

Recent Sales of Unregistered Securities

On January 27, 2005, the Company authorized the issuance of 600,000 shares of restricted common stock valued at $0.28165 a share to Boggart Continental S.A. in exchange for cash consideration the amount of $168,990 pursuant to the exemptions from registration provided by Regulation S and Section 4(2) of the Securities Act of 1933.

The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was issued the Company's stock for cash consideration; (3) the offeree stated an intention not to resell the stock; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations that lead to the issuance of the stock took place directly between the offeree and the Company.

Regulation S provides generally that any offer or sale that occurs outside of the United States is exempt from the registration requirements of the Securities Act, provided that certain conditions are met. Regulation S has two safe harbors. One safe harbor applies to offers and sales by issuers, securities professionals involved in the distribution process pursuant to contract, their respective affiliates, and persons acting on behalf of any of the foregoing (the "issuer safe harbor"), and the other applies to resales by persons other than the issuer, securities professionals involved in the distribution process pursuant to contract, their respective affiliates (except certain officers and directors), and persons acting on behalf of any of the forgoing (the "resale safe harbor"). An offer, sale or resale of securities that satisfied all conditions of the applicable safe harbor is deemed to be outside the United States as required by Regulation S. The distribution compliance period for shares sold in reliance on Regulation S is one year.

The Company complied with the requirements of Regulation S by having no directed selling efforts made in the United States, by selling only to an offeree who was outside the United States at the time the settlement agreement originated, and ensuring that the entity to whom the stock was issued was a non-U.S. person with an address in a foreign country.

On March 3, 2005, the Company authorized the issuance of 600,000 shares of restricted common stock valued at $0.37 a share to Friedrich Active Asset Management in exchange for cash consideration the amount of $222,000 pursuant to the exemptions from registration provided by Regulation S and Section 4(2) of the Securities Act of 1933.

The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was issued the Company's stock for cash consideration; (3) the offeree stated an intention not to resell the

stock; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations that lead to the issuance of the stock took place directly between the offeree and the Company.

The Company complied with the requirements of Regulation S by having no directed selling efforts made in the United States, by selling only to an offeree who was outside the United States at the time the settlement agreement originated, and ensuring that the entity to whom the stock was issued was a non-U.S. person with an address in a foreign country.

On March 3, 2005, the Company authorized the issuance of 100,000 shares of restricted common stock valued at $0.37 a share to Bagtown Portfolio, Inc. in exchange for cash consideration the amount of $37,000 pursuant to the exemptions from registration provided by Regulation S and Section 4(2) of the Securities Act of 1933.

The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was issued the Company's stock for cash consideration; (3) the offeree stated an intention not to resell the stock; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations that lead to the issuance of the stock took place directly between the offeree and the Company.

The Company complied with the requirements of Regulation S by having no directed selling efforts made in the United States, by selling only to an offeree who was outside the United States at the time the settlement agreement originated, and ensuring that the entity to whom the stock was issued was a non-U.S. person with an address in a foreign country.

ITEM 6.   MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes and the other financial information appearing elsewhere in this report. The Company's fiscal year end is December 31.

The Company's short term strategy is to realize net cash flow from operations to expand marketing efforts in Europe and to continue research and development efforts to ensure that the OPENLiMiT products remain at the forefront of enabling secure transactions over the internet. The realization of net cash flows in the near term will require a significant increase in the Company's revenues and a decrease in expenses. Accordingly, the Company intends to focus on the completion of existing and pending projects and reducing administrative costs. The Company believes that it can successfully position itself by expanding the network of integration projects and thus selling opportunities by maintaining business development support for its selling partners. The Company believes that it can reduce administrative costs since research and development costs have peaked with the introduction of OPENLiMiT products to market. Once the Company has achieved positive net cash flow, its longer term strategy is to expand marketing efforts beyond Europe.
However, historically the Company has not been able to generate sufficient cash flow to sustain operations and fund necessary research and development. Therefore, there can be no assurance that the Company's OEM or Direct Sales Strategy or any other sources of revenue will provide sufficient cash flows in the near term to sustain operations. Should the Company be unable to generate sufficient cash flow from the sale of its products to sustain its business it will seek financing through alternative sources such as the sale of its common stock. The Company can provide no assurance that such efforts, if necessary, would be successful.

The Company's business development strategy is prone to significant risks and uncertainties which can have an immediate impact on efforts to realize net cash flow and deter future prospects of revenue growth. The Company's financial condition and results of operations depend primarily on revenue generated from the sale of OPENLiMiT products and its ability to reduce administrative expenses. The Company has a limited history of generating revenue which cannot be viewed as an indication of continued growth and a historical record of incurring losses. Should the Company be unable to consistently generate revenue and reduce or stabilize expenses to the point where it can realize net cash flow, such failure will have an immediate impact on the its ability to continue its business operations.

Results of Operations

During the period from January 1, 2004 through December 31, 2004, the Company has been engaged in the development and marketing of the OPENLiMiT products from locations in Switzerland and Germany. The Company expects that over the next twelve months it will continue to market the OPENLiMiT products while expanding the number of OEM-Partners and Independent Representatives that form part of the Company's Direct Sales Strategy.

As at December 31, 2004, the Company incurred a net loss from operations as a result of administrative costs including research and development. The Company believes that the immediate key to its ability to realize a net profit from operations is to increase revenues in combination with reducing general and administrative expenses. Should the Company be unable to realize this combination of increased revenue and decreased administrative expenses it will most likely continue to operate at a loss in future periods.

Years ended December 31, 2004 and 2003

Gross Revenue

Revenue for the twelve month period ended December 31, 2004 increased to $830,082 from $328,548 for the comparable period ended December 31, 2003, an increase of 153%. The increase in revenue over the comparative twelve month periods can be attributed to the steady growth of the Company's network of Sales Representatives, sales of the OPENLiMiT Products and the first successful implementation of some of its OEM projects. The Company anticipates that revenues will continue to increase over the next twelve months as it increases the number of Sales Representatives and OEM-Partners, expands sales of the OPENLiMiT Products and successfully implements pending OEM projects.

Net Loss

Net losses for the twelve month period ended December 31, 2004 increased to $4,415,711 from $3,617,853 for the comparable period ended December 31, 2003, an increase of 22%. The increase in net losses over the comparative twelve month periods can be attributed to the increase in general and administrative expenses and an increase in the cost of goods sold attendant to the increase in revenue. The Company expects to reduce net losses over the next twelve months as revenues increase and expenses decline.

Expenses

General and administrative expenses for the twelve month period ended December 31, 2004 increased to $4,166,345 from $3,560,867 for the comparable period ended December 31, 2003, an increase of 17%. The increase in selling, general and administrative expenses over the comparative periods is the result of an increase in consulting expenses related to the issuance of common stock and salaries, in addition to increases in advertising, travel, depreciation, information technology and rent. However, the Company expects that selling, general and administrative expenses will decline over future periods, as indicated

over the comparative twelve month periods by decreases in professional fees and office costs, as the Company's business operations mature.

Cost of goods sold for the twelve month period ended December 31, 2004 increased to $376,446 from $107,681 for the twelve month period ended December 31, 2003, an increase of 250%. The Company expects that the cost of goods sold will continue to rise in relation to increases in revenue over the next twelve months.

Depreciation and amortization expenses for the annual periods ended December 31, 2004, and December 31, 2003 were $195,339 and $83,764 respectively. The increases in depreciation expenses can be attributed to the addition of office equipment and computer hardware.

Income Tax Expense (Benefit)

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The deferred tax liability associated with any net earnings will be offset by deferred tax assets related to the net operating loss carryforwards of the Company. A valuation allowance has been recorded for the remaining amount of net deferred tax asset due to the uncertainty surrounding its ultimate realization.

Impact of Inflation

The Company believes that inflation has had a negligible effect on operations over the past three years. The Company believes that it can offset inflationary increases in operating costs by increasing revenue and improving operating efficiencies.

Liquidity and Capital Resources

Cash flow used in operations for the twelve month period ended December 31, 2004 increased to $3,297,803 as compared to cash flow used in operations of $2,332,259 for the period ended December 31, 2003. The increase in cash flows used in operating activities is attributable to the increase in net loss for the period due primarily to the increase in general and administrative expenses. The Company expects that cash flows used in operations will decrease as net losses decrease over future periods.

Cash flow produced from financing activities for the twelve month period ended December 31, 2004 increased to $3,484,967 as compared to cash flow produced from financing activities of $3,379,872 for the period ended December 31, 2003. The cash flows produced from financing activities were the result of loans made by both related and unrelated parties to the Company over the comparative periods. The Company expects that cash flows produced from financing activities may increase in future periods.

Cash flow used in investing activities for the twelve month period ended December 31, 2004 decreased to $20,473 as compared to $678,037 for the year ended December 31, 2003. Cash flows used in investing activities were primarily spent on the acquisition of property and equipment. The Company expects that cash flows used in investing activities may increase in future periods as it plans to increase spending on the OPENLiMiT software to enhance the technology associated with the OPENLiMiT products.

The Company adopted The 2003 Benefit Plan of Jure Holdings, Inc. (the Company's former name) on May 23, 2003. Under the benefit plan, the Company may issue stock, or grant options to acquire the

Company's common stock to employees of the Company or its subsidiaries. The board of directors, at its own discretion may also issue stock or grant options to other individuals, including consultants or advisors, who render services to the Company or its subsidiaries, provided that the services rendered are not in connection with the offer or sale of securities in a capital-raising transaction. Further, no stock may be issued, or option granted under the benefit plan to consultants, advisors, or other persons who directly or indirectly promote or maintain a market for the Company's stock. The Company had authorized for issuance 2,267,624 shares to consultants for services rendered pursuant to the benefit plan as of the period ended December 31, 2004. The benefit plan is registered on Form S-8 with the Securities and Exchange Commission.

The Company had a working capital deficit of $2,270,285 as of December 31, 2004 and has funded its cash needs from revenue and debt financing in the form of loans provided by related and unrelated parties. Anticipated cash flows from future revenues and equity placements are expected to be sufficient to fund operations in 2005. However there can be no assurance that the Company will generate sufficient cash flows from revenue or successfully complete an equity placement in order to fund operations. The Company has no formal long term lines of credit or other bank financing arrangements as of December 31, 2004. Since any earnings, if realized, are anticipated to be reinvested in operations, cash dividends are not expected to be paid in the foreseeable future. Commitments for future capital expenditures were not material at year-end.

The Company has no defined benefit plan or contractual commitment with any of its officers or directors.

The Company has no current plans for the purchase or sale of any plant or equipment, outside of normal items to be utilized by office personnel.

The Company has no current plans to make any significant changes in the number of employees.

Critical Accounting Policies

In Note 2 to the audited consolidated financial statements for the years ended December 31, 2004 and 2003 included in this Form 10-KSB, the Company discusses those accounting policies that are considered to be significant in determining the results of operations and its financial position. The Company believes that the accounting principles utilized by it conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires Company management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. By their nature, these judgments are subject to an inherent degree of uncertainty. On an on-going basis, the Company evaluates estimates. The Company bases its estimates on historical experience and other facts and circumstances that are believed to be reasonable, and the results form the basis for making judgments about the carrying value of assets and liabilities. The actual results may differ from these estimates under different assumptions or conditions.

With respect to revenue recognition, we apply the following critical accounting policies in the preparation of the Company's financial statements

<u>Revenue Recognition</u>

The Company generates revenue through the sale of the OPENLiMiT products whether to Sales Representatives (wholesale distributors) or to individual consumers. OEM revenues have also been

realized as the result of the successful implementation of various OEM projects. Revenues are recognized only when persuasive evidence for a sales arrangement exists; delivery of the product has occurred; the product fee is fixed or determinable; and collection of the fee is reasonably assured. Revenue derived from the sale of services is initially recorded as deferred revenue on the balance sheet. The amount is recognized as income over the term of the contract.

Recent Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "*Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.*" FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company adopted the provisions of FIN 46, as required, on July 1, 2003 with no material impact on its financial statements.

On April 30, 2003, the FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities."* SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (*"DIG"*) process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149, as required, on July 1, 2003, with no material impact on its financial statements.

In May 2003, the FASB issued SFAS 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"*. SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS 150, as required, on July 1, 2003, with no material impact on its financial statements.

In December 2004, the FASB issued SFAS 153 – Exchanges of Non-Monetary Assets – An amendment of APB 29. This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset

exchanges occurring in fiscal periods beginning on or after June 15, 2005.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, "Share Based Payment". SFAS 123R is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services". SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In November 2004, the FASB also issued SFAS No.151, "*Inventory Costs, an amendment of ARB No.43, Chapter 4*" which will become effective for the Company beginning January 1, 2006. This standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material should be expensed as incurred and not included in overhead. In addition, this standard requires that the allocation of fixed production overhead costs to inventory be based on the normal capacity of the production facilities. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

This Form 10-KSB includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements included in this Form 10-KSB, other than statements of historical facts, address matters that the Company reasonably expects, believes or anticipates will or may occur in the future. Such statements are subject to various assumptions, risks and

uncertainties, many of which are beyond the control of the Company. These forward looking statements may relate to such matters as anticipated financial performance, future revenue or earnings, business prospects, projected ventures, new products and services, anticipated market performance and similar matters. When used in this report, the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend," and similar expressions are intended to identify forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 regarding events, conditions, and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we caution readers that a variety of factors could cause our actual results to differ materially from the anticipated results or other matters expressed in our forward-looking statements.

These risks and uncertainties, many of which are beyond our control, include (i) the sufficiency of existing capital resources and the Company's ability to raise additional capital to fund cash requirements for future operations; (ii) uncertainties related to the acceptance of the Company's current and future products; (iii) the ability of the Company to achieve and maintain sufficient revenues to fund operations; (iv) volatility of the stock market; and (v) general economic conditions. Although the Company believes the expectations reflected in these forward-looking statements are reasonable, such expectations may prove to be incorrect.

Going Concern

The Company's audit expressed substantial doubt as to the Company's ability to continue as a going concern as a result of recurring losses, limited revenue-generating activities and an accumulated deficit of $8,100,975 as of December 31, 2004. The Company's ability to continue as a going concern is subject to the ability of the Company to realize a profit and /or obtain funding from outside sources. Management's plan to address the Company's ability to continue as a going concern, include: (1) obtaining funding from private placement sources; (2) obtaining additional funding from the sale of the Company's securities; (3) generating sufficient revenues to sustain operations; and (4) obtaining loans and grants from various financial institutions, where possible. Although management believes that it will be able to obtain the necessary funding to allow the Company to remain a going concern through the methods discussed above, there can be no assurances that such methods will prove successful.

ITEM 7. FINANCIAL STATEMENTS

The Company's financial statements for the fiscal year ended December 31, 2004, are attached hereto as pages 20 through 39.

OPENLiMiT, INC.
Index to Financial Statements

Independent Auditors' Report …………………………………………………….…….. 21

Consolidated Balance Sheets as of December 31, 2004 and 2003 …………………………… 22

Consolidated Statements of Changes in Stockholders' Equity (A Deficiency) for the period from Inception (June 15, 2001) to December 31, 2004 ……….…….…………………………… 23

Consolidated Statements of Operations for the years ended December 31, 2004 and 2003 and for the period from Inception (June 15, 2001) to December 31, 2004…………………… 24

Consolidated Statements of Cash Flows for years ended December 31, 2004 and 2003 and for the period from Inception (June 15, 2001) to December 31, 2004…………………..... 25

Notes to the Consolidated Financial Statements ..………………….………………………… 26

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders of OpenLimit, Inc.:

We have audited the accompanying consolidated balance sheets of OpenLimit, Inc. (A Development Stage Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity (deficiency), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As at December 31, 2004, the Company has an accumulated deficit of $8,100,975. As discussed in Note 1 to the financial statements, additional capital will be necessary to fund the Company's long-term operations. These conditions, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

"Staley, Okada & Partners"

Vancouver, B.C.   STALEY, OKADA & PARTNERS
February 18, 2005   CHARTERED ACCOUNTANTS

OPENLIMIT, INC.
(Formerly Jure Holdings, Inc.)
(a Development Stage Company)
Consolidated Balance Sheets

As at December 31
US Funds

ASSETS		2004		2003
Current				
Cash and cash equivalents	$	**67,681**	$	101,356
Accounts receivable		**177,315**		-
Inventory		**470,248**		143,346
Prepaid and other receivables		**104,813**		136,005
		820,057		380,707
Rights and Technology *(Note 3)*		**1**		1
Property and Equipment *(Note 4)*		**152,357**		327,223
	$	**972,415**	$	707,931

LIABILITIES				
Current				
Accounts payable	$	**683,570**	$	218,771
Accrued liabilities		**145,451**		90,413
Deferred revenue		**28,260**		33,057
Loans payable *(Note 5)*		**178,207**		-
Due to related party *(Note 6)*		**2,054,854**		1,130,814
		3,090,342		1,473,055

Going Concern *(Note 1)*

SHAREHOLDERS' DEFICIENCY

Capital Stock
Preferred stock
Authorized: 500,000 with $0.01 par value
Issued and outstanding: nil

Common stock				
Authorized: 200,000,000 with $0.01 par value				
Issued and allotted: 59,585,882 (December 31, 2003-				
54,442,511) - *Statement 2*		**595,858**		544,425
Additional paid-in capital - *Statement 2*		**5,859,180**		2,647,339
Accumulated comprehensive loss - *Statement 2*		**(471,990)**		(271,624)
Deficit – accumulated during the development stage		**(8,100,975)**		(3,685,264)
		(2,117,927)		(765,124)
	$	**972,415**	$	707,931

- See Accompanying Notes -

OPENLIMIT, INC.   Statement 2
(Formerly Jure Holdings, Inc.)
(a Development Stage Company)
Consolidated Statements of Changes in Stockholders' Equity (Deficiency)

US Funds

	Common Stock Shares	Amount	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Accumulated Comprehensive Loss	Total Equity (Deficiency)
Shares for cash at CHF 100 per share – June 15, 2001	1,000	$ 10	$ 72,143	$ -	$ -	$ 72,153
Net income	-	-	-	-	-	-
Balance – Dec. 31, 2001	1,000	10	72,143	-	-	72,153
Shares split 100 new for 1 old – Aug. 14, 2002	99,000	990	(990)	-	-	-
Shares for cash at CHF 1 per share – Oct. 4, 2002	120,000	1,200	85,384	-	-	86,584
Net loss	-	-	-	(67,411)	-	(67,411)
Balance – Dec. 31, 2002	220,000	2,200	156,537	(67,411)	-	91,326
Shares stock split 10 new for 1 old – Feb. 3, 2003	1,980,000	19,800	(19,800)	-	-	-
Shares for rights and technology – Feb. 3, 2003	39,800,000	398,000	(397,999)	-	-	1
Balance – April 24, 2003	42,000,000	420,000	(261,262)	(67,411)	-	91,327
Acquisition of Jure Holdings, Inc. – Recapitalization	3,617,084	36,171	(35,816)	-	-	355
Finders' fee for acquisition of Jure	2,400,000	24,000	(24,000)	-	-	-
Shares for consulting	770,000	7,700	646,800	-	-	654,500
Shares for debt	5,365,427	53,654	2,092,517	-	-	2,146,171
Shares for consulting	10,000	100	7,900	-	-	8,000
Shares for consulting	280,000	2,800	221,200	-	-	224,000
Net loss	-	-	-	(3,617,853)	-	(3,617,853)
Foreign exchange loss	-	-	-	-	(271,624)	(271,624)
Balance – Dec. 31, 2003	54,442,511	544,425	2,647,339	(3,685,264)	(271,624)	(765,124)
Shares for debt	3,611,747	36,117	2,181,603	-	-	2,217,720
Shares for consulting	1,231,624	12,316	868,238	-	-	880,554
Shares for cash	300,000	3,000	162,000	-	-	165,000
Foreign exchange loss	-	-	-	-	(200,366)	(200,366)
Net loss	-	-	-	(4,415,711)	-	(4,415,711)
Balance – Dec. 31, 2004	59,585,882	$ 595,858	$ 5,859,180	(8,100,975)	$ (471,990)	$ (2,117,927)

- See Accompanying Notes -

OPENLIMIT, INC.
(Formerly Jure Holdings, Inc.)
(a Development Stage Company)
Consolidated Statements of Operations

US Funds

	From Incorporation June 15, 2001 to December 31, 2004	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
Revenue	$ 1,158,630	$ 830,082	$ 328,548
Cost of Goods Sold	475,127	367,446	107,681
Gross Profit (59.0%; 55.7%; 67.2%)	683,503	462,636	220,867
General and Administrative Expenses			
Advertising	358,929	215,603	143,326
Bad debts	79,528	-	79,528
Listing and filing fees	21,232	10,250	10,982
Consulting and salaries	5,152,260	2,802,473	2,299,966
Depreciation	279,103	195,339	83,764
Office and miscellaneous	491,785	223,576	265,978
Professional fees	687,286	231,742	440,796
Rent	257,710	167,330	89,990
Information technology	179,727	144,439	35,288
Travel	286,842	175,593	111,249
	7,794,402	4,166,345	3,560,867
Loss Before the Following	(7,110,899)	(3,703,709)	(3,340,000)
Loss on acquisition of subsidiary *(Note 8)*	(267,405)	-	(267,405)
Loss on settlement of debt *(Note 7b)*	(715,197)	(715,197)	-
Corporate tax	(216)	-	-
Interest income (expense)	(7,258)	3,195	(10,448)
Loss For The Period	$ (8,100,975)	$ (4,415,711)	$ (3,617,853)
Loss per Share – Basic and diluted		$ (0.08)	(0.09)
Weighted Average Shares Outstanding		54,610,284	42,214,022

- See Accompanying Notes -

OPENLIMIT, INC.   <u>Statement 4</u>
(Formerly Jure Holdings, Inc.)
(a Development Stage Company)
Consolidated Statements of Cash Flows
US Funds

	From Incorporation June 15, 2001 to December 31, 2004	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
Operating			
Loss for the period	$ (8,100,975)	$ (4,415,711)	$ (3,617,853)
Items not involving an outlay of cash:			
Depreciation	279,103	195,339	83,764
Shares for consulting services	1,767,054	880,554	886,500
Loss on acquisition of subsidiary	267,405	-	267,405
Changes in non-cash working capital items:			
Accounts receivables	(177,315)	(177,315)	-
Inventory	(470,248)	(326,902)	(143,346)
Prepaid expenses and other receivables	(71,287)	31,192	(102,479)
Accounts payable	665,009	464,799	185,245
Accrued liabilities	130,486	55,038	75,448
Deferred revenue	28,260	(4,797)	33,057
	(5,682,508)	(3,297,803)	(2,332,259)
Investing			
Acquisition of property and equipment	(326,510)	(20,473)	(306,037)
Net monetary assets acquired – Jure Holdings, Inc.	355	-	355
Acquisition of subsidiary	(72,280)	-	(72,280)
Net monetary assets acquired – subsidiary	(300,075)	-	(300,075)
	(698,510)	(20,473)	(678,037)
Financing			
Amounts due to related party	2,054,854	924,040	1,233,701
Loan received from unrelated party	4,542,098	2,395,927	2,146,171
Share issuances	323,737	165,000	-
	6,920,689	3,484,967	3,379,872
Effect of exchange rate changes on cash and cash equivalents	(471,990)	(200,366)	(271,624)
Net increase (decrease) in cash and cash equivalents	67,681	(33,675)	97,952
Cash and cash equivalents, beginning of period	-	101,356	3,404
Cash and Cash Equivalents, End of Period	$ 67,681	$ 67,681	$ 101,356
Schedule of Non-Cash Investing and Financing Transactions			
Shares issued for acquisition of rights and technology	$ 1	$ -	$ 1
Shares issued for acquisition of Jure Holdings, Inc.	$ 355	$ -	$ 355
Shares issued for consulting services	$ 1,767,054	$ 880,554	$ 886,500
Shares issued for debt	$ 4,363,891	$ 2,217,720	$ 2,146,171

- See Accompanying Notes -

OPENLIMIT, INC.
(Formerly Jure Holdings, Inc.)
(a Development Stage Company)
Notes to the Consolidated Financial Statements

December 31, 2004 and 2003
US Funds

---

1. Organization and Going Concern

OPENLiMiT, Inc. is a technology and marketing company. The Company is headquartered in Baar, Switzerland, and maintains several wholly-owned companies and subsidiaries in Switzerland and Germany. The wholly-owned companies and subsidiaries perform various functions, including product and e-Commerce development, sales and marketing, customer and sales organization support, licensing, consulting, training and registration authorization.

The Company is a pioneer and leader in the development of digital signature and encryption software, enhancing the provability and security of electronic business transactions, electronic workflow, communication processes and data. The Company has developed software solutions for the private and public sector.

OPENLiMiT markets its product via a two-channel strategy: the Original Equipment Manufacturer ("OEM") Strategy and a Direct Sales Strategy. OEM-Partners market software solutions, targeting mainly businesses and the public sector. The modular software may be integrated in existing IT-Infrastructures or modules are licensed for the integration in stand-alone software solutions for third party sellers. The Direct Sales Strategy is focused on marketing the OPENLiMiT products to individuals and small and medium sized companies.

Going Concern and Liquidity Considerations

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. As at December 31, 2004, the Company has a loss from operations, a working capital deficiency of $2,270,285, an accumulated deficit of $8,100,975 and has incurred an accumulated operating cash flow deficit of $5,682,508 since incorporation. The Company intends to fund operations through sales and equity financing arrangements, which may be insufficient to fund its capital expenditures, working capital and other cash requirements for the year ending December 31, 2005.

Thereafter, the Company will be required to seek additional funds, either through sales and/or equity financing, to finance its long-term operations. The successful outcome of future activities cannot be determined at this time, and there is no assurance that, if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results.

In response to these conditions, management intends to raise additional funds through future private placement offerings. Management expects its increased marketing efforts to result in additional future sales. There can be no assurances, however, that management's expectations of future sales will be realized.

OPENLIMIT, INC.
(Formerly Jure Holdings, Inc.)
(a Development Stage Company)
Notes to the Consolidated Financial Statements

December 31, 2004 and 2003
US Funds

_____

1.   **Organization and Going Concern -** *Continued*

These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.   **Significant Accounting Policies**

a)   **Fiscal Period**

The Company's fiscal year ends on December 31.

b)   **Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts and timing of revenues and expenses, the reported amounts and classification of assets and liabilities, and disclosure of contingent assets and liabilities. These estimates and assumptions are based on the Company's historical results as well as management's future expectations. The Company's actual results could vary materially from management's estimates and assumptions.

c)   **Risks and Uncertainties**

The Company operates in an emerging industry that is subject to market acceptance and technological change. The Company's operations are subject to significant risks and uncertainties, including financial, operational, technological and other risks associated with operating an emerging business, including the potential risk of business failure.

d)   **Cash and Cash Equivalents**

Cash equivalents consist of highly liquid debt instruments purchased with an initial maturity of three months or less.

e)   **Inventory**

Inventory is stated at the lower of cost or market. Cost includes all costs of purchase, cost of conversion and other costs incurred in bringing the inventory to its present location and condition, and is calculated using the weighted average method. Market value is determined by reference to the sales proceeds of items sold in the ordinary course of business after the balance sheet date or to management estimates based on prevailing market conditions.

OPENLIMIT, INC.
(Formerly Jure Holdings, Inc.)
(a Development Stage Company)
Notes to the Consolidated Financial Statements

December 31, 2004 and 2003
US Funds

_____

2. **Significant Accounting Policies** - C*ontinued*

f) **Property, Equipment and Depreciation**

Property and equipment are stated at cost. Depreciation is computed using the straight-line method to allocate the cost of depreciable assets over the estimated useful lives of the assets as follows:

	Estimated useful life (in years)
Office and computer equipment	3-8

Maintenance, repairs and minor renewals are charged directly to the statement of operations as incurred. When assets are disposed of, the related cost and accumulated depreciation thereon are removed from the financial statements and any resulting gain or loss is included in the statement of operations.

g) **Long Lived Assets**

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable or at least at the end of each reporting period. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, management measures fair value based on quoted market prices or based on discounted estimates of future cash flows.

h) **Revenue Recognition**

Revenues are recognized when all of the following criteria have been met: persuasive evidence for an arrangement exists; delivery has occurred; the fee is fixed or determinable; and collection is reasonably assured. Revenue derived from the sale of services is initially recorded as deferred revenue on the balance sheet. The amount is recognized as income over the term of the contract.

Revenue from time and material service contracts is recognized as the services are provided. Revenue from fixed price, long-term service or development contracts is recognized over the contract term based on the percentage of services that are provided during the period compared with the total estimated services to be provided over the entire contract. Losses on fixed price contracts are recognized during the period in which the loss first becomes apparent. Payment terms vary by contract.

OPENLIMIT, INC.
(Formerly Jure Holdings, Inc.)
(a Development Stage Company)
Notes to the Consolidated Financial Statements

December 31, 2004 and 2003
US Funds

_____

2. **Significant Accounting Policies** - C*ontinued*

i) **Foreign Currency Transactions**

The Company's functional currency is Euro for German operations and Swiss Franc for Swiss operations. The Company's reporting currency is the U.S. dollar. All transactions initiated in Swiss Francs and Euros are translated into U.S. dollars as follows:

    i)   Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date,
    ii)   All other assets and liabilities at historical rates, and
    iii) Revenue and expense items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from such translations are deferred until realization and are included as a separate component of shareholder's equity as a component of comprehensive income or loss. Upon realization, the amount deferred is recognized in income in the period when it is realized.

j) **Advertising**

The Company expenses the cost of advertising when incurred. Advertising expenses are included in selling, general and administrative expenses in the accompanying statements of operations.

k) **Shipping and Handling Charges**

Shipping and handling costs are included in cost of goods sold in the accompanying statements of operations in accordance with Emerging Issues Task Force (*"EITF"*) No. 00-10, *"Accounting for Shipping and Handling Fees and Costs"*.

l) **Income Taxes**

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be recovered.

OPENLIMIT, INC.
(Formerly Jure Holdings, Inc.)
(a Development Stage Company)
Notes to the Consolidated Financial Statements

December 31, 2004 and 2003
US Funds

_____

2.   **Significant Accounting Policies** - C*ontinued*

m)   **Fair Value of Financial Instruments**

The carrying values of the Company's financial instruments, consisting of its cash and cash equivalents, accounts receivable, other receivables, accounts payable, deferred revenue, loans payable and amounts due to related party, materially approximate their respective fair values at each balance sheet date due to the immediate or short-term maturity of these instruments. The fair value of long-term notes payable is based on current rates at which the Company could borrow funds with similar remaining maturities.

n)   **Concentrations of Credit Risk**

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents and amounts due to related party. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits.   The Company's management also routinely assesses the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

o)   **Derivative Financial Instruments**

The Company was not a party to any derivative financial instruments during any of the reported fiscal periods.

p)   **Segment Reporting**

SFAS No. 131, *"Disclosures about Segments of an Enterprise and Related Information",* changed the way public companies report information about segments of their business in their quarterly reports issued to stockholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers.   The Company currently operates in one segment, Western Europe, as disclosed in the accompanying statements of operations.

OPENLIMIT, INC.
(Formerly Jure Holdings, Inc.)
(a Development Stage Company)
Notes to the Consolidated Financial Statements

December 31, 2004 and 2003
US Funds

_____

2.   Significant Accounting Policies - C*ontinued*

q)   **Stock-Based Compensation**

The Company accounts for stock-based compensation issued to employees using the intrinsic value method as prescribed by Accounting Principles Board Opinion ("APB") No. 25 *"Accounting for Stock Issued to Employees"*. Under the intrinsic value method, compensation is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation, if any, is recognized over the applicable service period, which is usually the vesting period. The Financial Accounting Standards Board (*"FASB"*) has issued SFAS No. 123 *"Accounting for Stock-Based Compensation"*, as amended by SFAS No. 148, *"Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123"* and interpreted by FASB Interpretation No. (*"FIN"*) 44, *"Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB 25"*. This standard, if fully adopted, changes the method of accounting for all stock-based compensation to the fair value method. For stock options and warrants, fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option or warrant and the annual rate of quarterly dividends. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

The adoption of the accounting methodology of SFAS No. 123 for employees is optional and the Company has elected to continue accounting for stock-based compensation issued to employees using APB 25; however, pro forma disclosures, as if the Company had adopted the cost recognition requirements under SFAS No. 123, are required to be presented.

r)   **Comprehensive Income**

SFAS No. 130, *"Reporting Comprehensive Income",* establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements.

s)   **Loss per Share**

The Company computes net loss per common share using SFAS No. 128 *"Earnings Per Share."* Basic loss per common share is computed based on the weighted average number of shares outstanding for the period. Diluted loss per share is computed by dividing net loss by the weighted average shares outstanding assuming all dilutive potential common shares were issued. There were no dilutive potential common shares at December 31, 2004 and 2003. Because the Company has incurred net losses and has no potentially dilutive common shares, basic and diluted loss per share are the same. Additionally, for the purposes of calculating diluted loss per share, there were no adjustments to net loss.

OPENLIMIT, INC.
(Formerly Jure Holdings, Inc.)
(a Development Stage Company)
Notes to the Consolidated Financial Statements

December 31, 2004 and 2003
US Funds

_____

2.   **Significant Accounting Policies** - C*ontinued*

t)   **Treasury Stock**

The Company accounts for acquisitions of treasury stock under the cost method. Treasury stock is recorded as a separate component of stockholders' equity at cost, and paid-in capital accounts are not adjusted until the time of sale, retirement or other disposition.

u)   **Software Costs**

The Company's policy is that software development costs related to the product line are charged to expense as incurred in accordance with SFAS No. 86, *"Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed".*

Costs for internal use software, whether developed or obtained, are assessed to determine whether they should be capitalized or expensed in accordance with American Institute of Certified Public Accountants' Statement (*"SOP"*) 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use".* Capitalized software costs, if any, will be reflected as property and equipment on the balance sheet.

v)   **Obligations Under Capital Leases**

Leases are classified as either capital or operating. Leases that transfer substantially all of the benefits and risks of ownership of property to the company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded with its related long-term financing. As at the current period-end, the Company does not have any capital lease obligations. Payments under operating leases are expensed as incurred.

w)   **Recently Adopted Accounting Standards**

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "*Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51."* FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company adopted the provisions of FIN 46, as required, on July 1, 2003 with no material impact on its financial statements

OPENLIMIT, INC.
(Formerly Jure Holdings, Inc.)
(a Development Stage Company)
Notes to the Consolidated Financial Statements

December 31, 2004 and 2003
US Funds

_____

2.   **Significant Accounting Policies** - C*ontinued*

w)   **Recently Adopted Accounting Standards**

On April 30, 2003, the FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities."* SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (*"DIG"*) process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149, as required, on July 1, 2003, with no material impact on its financial statements.

In May 2003, the FASB issued SFAS 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"*. SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS 150, as required, on July 1, 2003, with no material impact on its financial statements.

In December 2004, the FASB issued SFAS 153 – Exchanges of Non-Monetary Assets – An amendment of APB 29. This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.

OPENLIMIT, INC.
(Formerly Jure Holdings, Inc.)
(a Development Stage Company)
Notes to the Consolidated Financial Statements

December 31, 2004 and 2003
US Funds

_____

2.   Significant Accounting Policies - *Continued*

w)   **Recently Adopted Accounting Standards**

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, "Share Based Payment". SFAS 123R is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services". SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In November 2004, the FASB also issued SFAS No.151, "*Inventory Costs, an amendment of ARB No.43, Chapter 4*" which will become effective for the Company beginning January 1, 2006. This standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material should be expensed as incurred and not included in overhead. In addition, this standard requires that the allocation of fixed production overhead costs to inventory be based on the normal capacity of the production facilities. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

OPENLIMIT, INC.
(Formerly Jure Holdings, Inc.)
(a Development Stage Company)
Notes to the Consolidated Financial Statements

December 31, 2004 and 2003
US Funds

---

3.   **Rights and Technology**

During the prior year, the Company purchased, from a related party, the exclusive rights to use the digital signature and encryption software. As consideration, the Company issued 39,800,000 common shares. This was a related party transaction and the shares, at that time were not public and did not have a quotable market, therefore the right as well as the consideration given up (being the issuance of shares) have been recorded at the related party's cost base, which has been deemed to be a nominal value of $1.

---

4.   **Property and Equipment**

Details are as follows:

	Cost	Accumulated Depreciation	**Net Book Value 2004**	Net Book Value 2003
Office and computer equipment	$ 443,417	$ 291,060	**$ 152,357**	$ 327,223

5.   **Loans Payable**

The loans payable are non-interest bearing and are due on demand.

6.   **Related Party Balances and Transactions**

The amounts due to related party are with a director and officer of the Company, are non-interest bearing and due on demand.

Included in consulting and salaries are:

- $9,424 (2003 - $13,375) paid to a former director and officer of the Company
- $348,600 (2003 - $227,578) paid to a company controlled by a director and officer of the Company
- $119,520 (2003 - $NIL) paid to an officer of the Company.

OPENLIMIT, INC.
(Formerly Jure Holdings, Inc.)
(a Development Stage Company)
Notes to the Consolidated Financial Statements

December 31, 2004 and 2003
US Funds

---

7.   **Share Capital**

a)   During the prior year the Company established a Compensation Benefit Plan. Under the plan, the Company may issue stock or grant stock purchase options to its employees, consultants or advisors. The maximum number of shares that can be issued under this plan is 5,000,000. During the year the Company issued additional 1,217,624 shares, leaving 2,732,376 shares available for issuance.

b)   During the year, the Company issued 3,611,747 shares in settlement of $1,502,523 debt. Shares were valued at an average fair market value of between $0.50 and $0.65 each for total consideration of $2,217,720. The issuance of shares for debt resulted in a loss on settlement of debt of $715,197.

c)   There were no warrants or stock options outstanding as at December 31, 2004.

_____

OPENLIMIT, INC.
(Formerly Jure Holdings, Inc.)
(a Development Stage Company)
Notes to the Consolidated Financial Statements

December 31, 2004 and 2003
US Funds

_____

8.   **Acquisition of Subsidiary**

On April 11, 2003, the Company purchased, from a related party, a company named Bonneville (today: OPENLiMiT SignCubes AG), incorporated March 21, 1995 in Switzerland, and its wholly-owned subsidiary, OPENLiMiT SignCubes GmbH, incorporated October 14, 2002 in Germany. As consideration for the purchase, the Company paid 100,000 CHF (approximately $72,280), that being the nominal share value of Bonneville. At the date of the acquisition, the consolidated balance sheet of Bonneville was as follows:

Cash and cash equivalents	$	9,918
Third party receivables		108,482
Other receivables		19,685
Prepaid expenses		2,804
		140,889
Property, plant and equipment, *at net book value*		104,950
	$	245,839
Bank overdraft	$	7,022
Accounts payable		18,746
Due to related parties		406,161
Accrued liabilities		9,035
	$	440,964
Share capital	$	72,280
Legal reserve		7,228
Deficit		(274,633)
		(195,125)
	$	245,839

The purchase method of accounting has been used and the excess purchase price paid over fair value for identifiable net assets ($267,405) was immediately expensed in these consolidated financial statements.

OPENLIMIT, INC.
(Formerly Jure Holdings, Inc.)
(a Development Stage Company)
Notes to the Consolidated Financial Statements

December 31, 2004 and 2003
US Funds

_____

9.   **Commitments**

a)   The Company has a long-term independent analyst report contract, a number of vehicle operating
         lease agreements and office space lease agreements. The future lease and contract obligations are
         as follows:

		Amount
2005	$	282,871
2006		213,648
2007		172,134
2008		41,771
	$	710,424

b)   During the year, the Company signed an agreement with a third party software developer. The
         developer is to provide a complete transaction module to the Company for OpenLimit card
         payments. As of December 2004, the Company has paid €102,250 and it will pay the remaining
         balance of €43,500 upon the acceptance of the software.

10.   **Income Taxes**

The income taxes of the Company are substantially attributable to the operations in Switzerland whose
statutory tax rate is 0.5 - 1.5% based on capital and reserves. This is paid on a yearly basis.

11.   **Comparative Figures**

Certain of the comparative figures have been reclassified to conform with the current year's presentation.

OPENLIMIT, INC.
(Formerly Jure Holdings, Inc.)
(a Development Stage Company)
Notes to the Consolidated Financial Statements

December 31, 2004 and 2003
US Funds

_____

12.   Subsequent Events

On January 27, 2005, the Company issued 600,000 common shares for $168,990.

On March 3, 2005, the Company issued 700,000 common shares for $259,000.

On March 21, 2005, the Company issued 2,000,000 common shares and 2,000,000 purchase warrants at $0.40 for $800,000.

ITEM 8. **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

The Company has had no changes in or disagreements with its accountants, as to accounting or financial disclosure over the two most recent fiscal years .

ITEM 8A. **CONTROLS AND PROCEDURES**

The Company's chief executive officer and chief financial officer are responsible for establishing and maintaining disclosure controls and procedures for the Company.

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 ("Exchange Act"), as of December 31, 2004. Based on this evaluation, our principal executive officer and our principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective and adequately designed to ensure that the information required to be disclosed by us in the reports we submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and that such information was accumulated and communicated to our chief executive officer and chief financial officer, in a manner that allowed for timely decisions regarding required disclosure.

The auditors did not test the effectiveness of nor relied on the internal controls of the Company for the fiscal years ended December 31, 2004 and 2003.

(b) Changes in Internal Controls

During the period ended December 31, 2004, there has been no change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.


PART III


ITEM 9. **DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT**

Name	Age	Position(s) and Office(s)
Henry Dattler	59	Chief Executive Officer and Chairman of the Board of Directors
Marc Gurov	31	Chief Financial Officer and Director
Reinhard Stueber	52	Director

Henry Dattler was appointed as a director of the Company on April 25, 2003 and subsequently appointed as the Company's chief executive officer. Mr. Dattler will serve until the next annual meeting of the Company's stockholders or until his successor is elected and qualified.

Mr. Dattler graduated from high school in Munich with a university entrance diploma and joined the Politechnikum. Mr. Dattler worked for over 30 years as an entrepreneur in the field of International Business. Over the last five years, Mr. Dattler has served and continues to serve as the chairman and chief executive officer of the OPENLiMiT SignCubes AG, Baar, Switzerland. OPENLiMiT SignCubes AG is a management and consulting company involved in IT-technology and IT-security. Mr. Dattler serves as the chairman of the board of directors and chief executive officer of the Company and its subsidiaries.

Marc Gurov was appointed as a director of the Company and its chief financial officer on March 5, 2004. 2004. Mr. Gurov will serve until the next annual meeting of the Company's stockholders or until his successor is elected and qualified.

Mr. Gurov completed his Abitur in Berlin, Germany and then studied International Business at Florida Atlantic University, Boca Raton, FL, U.S.A., graduating with a B.S. degree. Mr. Gurov has successfully worked for 12 years as an entrepreneur, representing various companies in the direct sales industry as an independent representative. Since January 2003, Mr. Gurov has provided consulting services in the area of direct sales to OPENLiMiT and assumed a full-time position as the Director of the OPENLiMiT Access Marketing AG in September 2003.

Reinhard Stueber was appointed as a director of the Company on October 9, 2004. Mr. Stueber will serve until the next annual meeting of the Company's stockholders or until his successor is elected and qualified.

Mr. Stueber obtained an engineering degree (Dip.Ing.) in water technologies from the Academy of Water Technologies in Magdeburg, Germany in 1973 and has worked as an engineer for several German firms. Mr. Stueber worked as the manager of the software department for UVE GmbH from 1993 until 2001 and has worked for one of the Company's subsidiaries, OPENLiMiT SignCubes AG since 2001.

Board of Directors Committees

The board of directors has not yet established an audit committee or a compensation committee. An audit committee typically reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendations and performance of independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, and internal accounting and financial control policies and procedures. Certain stock exchanges currently require companies to adopt formal written charter that establishes an audit committee that specifies the scope of an audit committee's responsibilities and the means by which it carries out those responsibilities. In order to be listed on any of these exchanges, the Company would be required to establish an audit committee.

The board of directors has not yet established a compensation committee.

Directors currently are not reimbursed for out-of-pocket costs incurred in attending meetings and no director receives any compensation for services rendered as a director. The Company does not believe that it will adopt a provision for compensating directors in the future.

Code of Ethics

The Company has adopted a Code of Ethics within the meaning of Item 406(b) of Regulation S-B of the Securities Exchange Act of 1934. The Code of Ethics applies to directors and senior officers, such as the principal executive officer, principal financial officer, controller, and persons performing similar functions. The Company has incorporated its Code of Ethics as Exhibit 14 to this Form 10-KSB. Further, the Company's Code of Ethics is available in print, at no charge, to any security holder who requests such information by contacting the Company.

Compliance with Section 16(a) of the Exchange Act

Based solely upon a review of Forms 3, 4 and 5 furnished to the Company, the Company is aware of the following individuals or entities who during the period ended December 31, 2004 were directors, officers, or beneficial owners of more than ten percent of the common stock of the Company, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934.

Marc Gurov failed to file a Form 3 or Form 5 despite being appointed as a director and officer of the Company.

Reinhard Stueber failed to file a Form 3 or Form 5 despite being appointed as a director of the Company.

ITEM 10.   EXECUTIVE COMPENSATION

Executive Compensation

Except as set forth below, no compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer of the Company during the years 2004, 2003, and 2002. The following table and the accompanying notes provide summary information for each of the last three fiscal years concerning cash and non-cash compensation paid or accrued by the Company's current and past officers .

SUMMARY COMPENSATION TABLE

| | | Annual Compensation | | | Long Term Compensation | | | |
| | | | | | Awards | | Payouts | |
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options SARs(#)	LTIP payouts ($)	All Other Compensation ($)
Henry Dattler Chief Executive Officer and Director	2004 2003 2002	0 0 0	- - -	348,600(i) 124,210(i) -	- - -	- - -	- - -	- - -
Marc Gurov Chief Financial Officer and Director	2004 2003 2002	119,520 0 0	- - -	- - -	- - -	- - -	- - -	- - -
Josef Mettler former Chief Financial Officer and former Director	2004 2003 2002	0 0 0	- - -	- 124,210 (i) - -	- - -	- - -	- - -	- - -
Nora Coccaro, former Chief Executive Officer, Chief Financial Officer and Director	2004 2003 2002	9,424 32,100 32,100	- - -	- - -	- - -	- - -	- - -	- - -

(i) Consulting and management fees paid to a company controlled by Henry Dattler and Josef Mettler, a former officer and director of the Company.

ITEM 11.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the ownership of the Company's common stock as of March 30, 2005, with respect to: (i) each person known to the Company to be the beneficial owner of more than five percent of the Company's common stock; (ii) all directors; and (iii) directors and executive officers of the Company as a group. The notes accompanying the information in the table below are necessary for a complete understanding of the figures provided below. As of March 30, 2005, there were 62,885,882 shares of common stock issued and outstanding.

Title of Class	Name and Address	Nature of Ownership	Number of Shares	% of Class *
Common	Henry Dattler Chief Executive Officer and Director Ratenstrasse 13 CH-6341 Alosen Switzerland	Legal	7,500,000	11.98%
Common	Marc Gurov Chief Financial Officer and Director Obersecki 25 CH-6318 Walchwil Switzerland	Legal	650,000	1.10%
Common	Reinhard Stueber Zugerstrasse 76B Baar Switzerland CH 6341	Beneficial*	665,745	1.80%
Common	All executive officers and directors as a group (3)	Legal and Beneficial	8,815,745	11.79%

* Shares attributed to Reinhard Stueber are held by a related party.

ITEM 12.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On April 25, 2003, the Company entered into an agreement with the shareholders of OPENLiMiT Holding AG to acquire all the issued and outstanding shares of OPENLiMiT Holding AG. Henry Dattler, an officer and director of the Company received 7,500,000 shares of the Company's common stock in exchange for his shares in OPENLiMiT Holding AG.

On April 25, 2003, the Company entered into an agreement with the shareholders of OPENLiMiT Holding AG to acquire all the issued and outstanding shares of OPENLiMiT Holding AG. Marc Gurov, an officer and director of the Company received 650,000 shares of the Company's common stock in exchange for his shares in OPENLiMiT Holding AG.

On April 25, 2003, the Company entered into an agreement with the shareholders of OPENLiMiT Holding AG to acquire all the issued and outstanding shares of OPENLiMiT Holding AG. Reinhard Stueber, a director of the Company received 450,000 shares of the Company's common stock in exchange for his shares in OPENLiMiT Holding AG.

On April 25, 2003, the Company entered into an agreement with the shareholders of OPENLiMiT Holding AG to acquire all the issued and outstanding shares of OPENLiMiT Holding AG. Beat Baer, a former director of the Company received 360,000 shares of the Company's common stock in exchange for his shares in OPENLiMiT Holding AG.

On April 25, 2003, the Company entered into an agreement with the shareholders of OPENLiMiT Holding AG to acquire all the issued and outstanding shares of OPENLiMiT Holding AG. Josef Mettler, a former officer and director of the Company received 7,500,000 shares of the Company's common stock in exchange for his shares in OPENLiMiT Holding AG.

ITEM 13.   EXHIBITS

Exhibits required by Item 601 of Regulation S-B are listed in the Index to Exhibits beginning on page 47 of this Form 10-KSB, which is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Staley Okada & Partners provided audit services to the Company in connection with its annual reports for the fiscal years ended December 31, 2004 and December 31, 2003. The aggregate fees billed by Staley Okada & Partners for the 2004 audit of the Company's annual financial statements and a review of the Company's quarterly financial statements was $63,068. The aggregate fees billed by Staley Okada & Partners for the 2003 audit of the Company's annual financial statements and a review of the Company's quarterly financial statements was $55,219.

Audit Related Fees

Staley Okada & Partners billed to the Company no fees in 2004 or 2003 for professional services that are reasonably related to the audit or review of the Company's financial statements that are not disclosed in "Audit Fees" above.

Tax Fees

Staley Okada & Partners billed to the Company fees of $0 in 2004 and $4,800 in 2003 for professional services rendered in connection with the preparation of the Company's tax returns for the period.

All Other Fees

Staley Okada & Partners billed to the Company no fees in 2004 or 2003 for other professional services rendered or any other services not disclosed above.

Audit Committee Pre-Approval

The Company does not have a standing audit committee. Therefore, all services provided to the Company by Staley Okada & Partners as detailed above, were pre-approved by the Company's board of directors. The Company's independent auditors, Staley Okada & Partners performed all work using only their own full time permanent employees.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, this 30th day of March 2005.

OPENLiMiT, Inc.

/s/ Henry Dattler
Henry Dattler
Chief Executive Officer and Director

/s/ Marc Gurov
Marc Gurov
Chief Financial Officer and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Henry Dattler Henry Dattler	Director	March 30, 2005
/s/Marc Gurov Marc Gurov	Director	March 30, 2005
/s/ Reinhard Stueber Reinhard Stueber	Director	March 30, 2005

INDEX TO EXHIBITS

EXHIBIT NO.	PAGE NO.	DESCRIPTION
3(i)(a)	*	Articles of Incorporation of the Company (incorporated by reference from the 10-SB filed with the Commission on December 31, 1999).
3(i)(b)	*	Amended Articles of Incorporation of the Company (incorporated by reference from the 10-KSB filed with the Commission on April 9, 2003).
3(i)(c)	*	Amended Articles of Incorporation of the Company (incorporated by reference from the 10-QSB filed with the Commission on November 17, 2003).
3(ii)(a)	*	Bylaws of the Company (incorporated by reference from the 10-SB filed with the Commission on December 31, 1999).
3(ii)(b)	*	Amended Bylaws of the Company (incorporated by reference from the 10-QSB filed with the Commission on November 17, 2003).
10(i)	*	Stock Exchange Agreement dated April 25, 2003 between the Company and OpenLimit Holding AG. (incorporated by reference with the 8-K filed with the Commission on May 5, 2003).
10(ii)	*	Debt Settlement Agreement dated December 19, 2002 between the Company and Zmax Capital Corp. (incorporated by reference from the 10-KSB filed with the Commission on April 9, 2003).
10(iii)	*	Debt Settlement Agreement dated December 19, 2002 between the Company and Shafiq Nazerali (incorporated by reference from the 10-KSB filed with the Commission on April 9, 2003).
10(iv)	*	Debt Settlement Agreement dated December 19, 2002 between the Company and Zmax Capital Corp. (incorporated by reference from the 10-KSB filed with the Commission on April 9, 2003).
10(v)	*	Debt Settlement Agreement dated December 19, 2002 between the Company and Shafiq Nazerali (incorporated by reference from the 10-KSB filed with the Commission on April 9, 2003).
10(vi)	*	Subscription Agreement dated April 18, 2003 between the Company and Affaires Financieres S.A. (incorporated by reference from the 10-QSB filed with the Commission on May 14, 2003).
14	*	Code of Ethics adopted March 1, 2004(incorporated by reference from the 10-KSB filed with the Commission on April 14, 2004).
31(a)	48	Certification of the Chief Executive Officer pursuant to Rule 13a-14 of the Securities and Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	49	Certification of the Chief Financial Officer pursuant to Rule 13a-14 of the Securities and Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32(a)	50	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32(b)	51	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Disclosures submitted to the Commission in previous filings.

EXHIBIT 31(a)
CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Henry Dattler, chief executive officer of OPENLiMiT, Inc. ("Registrant") certify that:

1. I have reviewed this Annual Report on Form 10-KSB ("Report") of Registrant;

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the period presented in this Report;

4. The Registrants other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

c) Disclosed in this Report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrants other certifying officer and I have disclosed based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls over financial reporting.

Date: March 30, 2005

/s/ Henry Dattler
Henry Dattler
Chief Executive Officer

EXHIBIT 31(b)
CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, Marc Gurov, chief financial officer of OPENLiMiT, Inc. ("Registrant") certify that:

1. I have reviewed this Annual Report on Form 10-KSB ("Report") of Registrant;

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the period presented in this Report;

4. The Registrants other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

c) Disclosed in this Report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrants other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls over financial reporting.

Date: March 30, 2005

/s/ Marc Gurov
Marc Gurov
Chief Financial Officer

EXHIBIT 32(a)

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-KSB of OPENLiMiT, Inc. ("Registrant") for the annual period ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof ("Report"), I, Henry Dattler, chief executive officer, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1) This Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in this Report fairly represents, in all material respects, the financial condition and results of operation of the Registrant.

/s/ Henry Dattler
Henry Dattler
Chief Executive Officer
March 30, 2005

This certification accompanies this Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by Registrant for the purposes of §18 of the Securities Exchange Act of 1934, as amended. This certification shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Report), irrespective of any general incorporation language contained in such filing.

A signed original of this written statement required by §906 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32(b)

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-KSB of OPENLiMiT, Inc. ("Registrant") for the annual period ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof ("Report"), I, Marc Gurov, chief financial officer, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1) This Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in this Report fairly represents, in all material respects, the financial condition and results of operation of Registrant.

/s/ Marc Gurov
Marc Gurov
Chief Financial Officer
March 30, 2005

This certification accompanies this Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by Registrant for the purposes of §18 of the Securities Exchange Act of 1934, as amended. This certification shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Report), irrespective of any general incorporation language contained in such filing.

A signed original of this written statement required by §906 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.